ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

December 27, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	ONEOK, Inc. Registration Statement on Form S-4 Filed December 9, 2024, as amended File No. 333-283681

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ONEOK, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 30, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Ieuan A. List of Kirkland & Ellis LLP at (512) 355-4375 or by email at ieuan.list@kirkland.com or Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or by email at julian.seiguer@kirkland.com, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ONEOK, INC.

/s/ Walter S. Hulse III
Walter S. Hulse III
Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Ieuan A. List, Kirkland & Ellis LLP

M. Preston Bernhisel, Baker Botts L.L.P.

Sarah J. Dodson, Baker Botts L.L.P.